UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

__ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

COMMISSION FILE NUMBER 1-3619

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PFIZER INC. 66 HUDSON BOULEVARD EAST NEW YORK, NEW YORK 10001-2192

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO

*Note:    Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Savings Plan Committee
Pfizer Savings Plan for Employees Resident in Puerto Rico:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for plan benefits of Pfizer Savings Plan for Employees Resident in Puerto Rico (the Plan) as of December 31, 2024 and 2023, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2024, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for plan benefits for the year ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure

under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 1990.

Memphis, Tennessee
June 16, 2025

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	As of December 31,
(THOUSANDS OF DOLLARS)	2024	2023
Assets
Investments, at fair value
Pfizer Inc. common stock	$41,341	$47,319
Common/collective trust funds	305,953	293,994
Mutual funds	15,540	15,786
Separate account	30,276	25,469
Total investments, at fair value	393,110	382,568

Receivables
Company contributions	1,366	1,407
Notes receivable from participants	1,226	1,595
Interest and other	221	233
Total receivables	2,813	3,235
Total assets	395,923	385,803

Liabilities
Investment management fees payable	85	44
Total liabilities	85	44
Net assets available for plan benefits	$395,838	$385,760
Amounts may not add due to rounding.
See accompanying Notes to Financial Statements.

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

(THOUSANDS OF DOLLARS)	Year Ended December 31, 2024
Additions/(reductions) to net assets attributed to:
Investment gain
Net appreciation in investments	$40,212
Pfizer Inc. common stock dividends	2,666
Interest and dividend income from other investments	4,921
Total investment gain	47,798
Interest income from notes receivable from participants	88
Less: Investment management, redemption and loan fees	(139)
Net investment and interest gain	47,747

Contributions
Participant	1,449
Company	1,834
Total contributions	3,283
Total additions	51,030

Deductions from net assets attributed to:
Benefits paid to participants	40,952

Net increase	10,078

Net assets available for plan benefits
Beginning of year	385,760
End of year	$395,838
Amounts may not add due to rounding.
See accompanying Notes to Financial Statements.

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO
NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan and Recent Transactions and Events

The following description of the Pfizer Savings Plan for Employees Resident in Puerto Rico (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General

The Plan is a defined contribution plan. Participation in the Plan is open to any employee of PBG Puerto Rico LLC (the Company or Plan Sponsor) or any affiliate which meets the requirements for participation, as set forth in the Plan document. The Company is a wholly owned subsidiary of Pfizer Inc. (the Parent). The Plan excludes any employees covered by another Company-sponsored defined contribution plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the New Puerto Rico Internal Revenue Code, Act No. 1 of January 31, 2011, as amended (the Puerto Rico Code).

Plan Administration

The Plan is administered by the Savings Plan Committee of the Parent (the Plan Administrator), the named fiduciary of the Plan. The Plan Administrator monitors and reports on (i) the selection and termination of the trustee, custodian, investment managers and other service providers to the Plan and (ii) the investment activity and performance of the Plan, with the exclusion of the Company stock funds, which are monitored by State Street Global Advisors (SSGA), an independent fiduciary appointed by the Plan Administrator.

Administrative Costs

Plan participants pay quarterly fees from their account balances. These fees include general plan administrative fees and expenses, such as recordkeeping, trustee and independent fiduciary fees. The quarterly fee deductions take place on the first business day following the end of each quarter (and are deducted from any full account distribution occurring during a quarter). In addition, certain transaction fees such as check fees, loan fees and qualified domestic relations order fees are paid by Plan participants.

Contributions

Participants may contribute (i) 1% to 20% of their eligible compensation on a before-tax basis, up to the maximum before-tax amount permitted by the Puerto Rico Code; and (ii) 1% to 10% of their eligible compensation on an after-tax basis. The maximum combined pre-tax and after-tax contribution is 20%. For all participants, contributions of up to 3% of eligible compensation are matched 100% by the Company and the next 3% are matched 50% by the Company. Participant contributions in excess of 6% are not matched.

Company matching contributions are deposited into the Plan each quarter, rather than on each pay date. In addition, generally participants must be actively employed on the last business day of the quarter to receive the match; however, if the participant separates from the Company prior to the last business day of the quarter due to retirement (defined, as of January 1, 2022, as at least age 62 with at least 5 years of service, at least age 55 with at least 10 years of service or age 65), death, or disability, such participant will receive the matching contribution. In January 2024, the Company funded the fourth quarter 2023 Company matching contributions in the amount of approximately $0.1 million. In January 2025, the Company funded the fourth quarter 2024 Company matching contributions in the amount of approximately $0.1 million. These contributions are reported in the Company contributions receivable in the accompanying statements of net assets available for plan benefits.

Total combined before-tax and after-tax contributions may not exceed 20% of a participant’s eligible compensation, but total after-tax contributions, including spillover from before-tax contributions, cannot exceed 10% of a participant’s eligible compensation. Contributions are also subject to certain legal limits set forth by the Puerto Rico Department of the Treasury and the Puerto Rico Code.

The Plan includes a Retirement Savings Contribution (RSC), which is an additional annual Company-provided contribution based on age and years of service. With the exception of certain participants who are specifically excluded by the Plan terms, participants generally are eligible to receive the RSC. The RSC contributions are deposited into the Plan annually following the close of the Plan year, usually in February. In general, participants must be actively employed on the last business day of the year to receive the RSC; however, if the participant separates from the Company prior to the last business day of the year due to retirement (defined, as of January 1, 2022, as at least age 62 with at least 5 years of service, at least age 55 with at least 10 years of service or age 65), death, or disability, such participant will receive the RSC. In February 2024, the Company

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO
NOTES TO FINANCIAL STATEMENTS

funded the RSC for Plan year 2023 in the amount of approximately $1.3 million. In February 2025, the Company funded the RSC for Plan year 2024 in the amount of approximately $1.2 million. These contributions are reported in the Company contributions receivable in the accompanying statements of net assets available for plan benefits.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and an allocation of Plan earnings/(losses). Allocations are based on participants’ account balances, as defined in the Plan document.

Vesting

Participants are immediately 100% vested in their contributions and the Company matching contributions. However, for the RSC, participants are 100% vested after three years of credited service.

Forfeited Amounts

Forfeited amounts of terminated participants are generally used to reduce future Company contributions. At December 31, 2024 and 2023, the market value of the forfeiture account in the Plan totaled approximately $5,000 and $1,000, respectively. In 2024, Company contributions were reduced by $14,000 from the forfeiture account.

Rollovers into the Plan

Participants may elect to roll over one or more account balances from Company-sponsored or other qualified plans (including defined benefit plans) into the Plan.

Investment Options

Each participant in the Plan elects to have his or her contributions and Company contributions invested in any one or a combination of investment funds in the Plan. Transfers between funds must be made in whole percentages or dollar amounts. Based on the investment option, certain short-term redemption fees or restrictions may apply. Any contributions for which the participant does not provide investment direction are invested in the participant’s Qualified Default Investment Alternative (QDIA), which is the Vanguard Target Retirement Fund based on the participant’s year of birth.

Eligibility

All employees of the Company who are employed within the Commonwealth of Puerto Rico are eligible to enroll in the Plan on their date of hire, except for certain employees who (i) are covered by a collective bargaining agreement and have not negotiated to participate in the Plan, (ii) are employed by an employee group not designated for participation in the Plan or (iii) are otherwise eligible for another Company-sponsored savings plan.

Notes Receivable from Participants

Participants may borrow from their account balances with the interest rate set at 1% above the prime rate. The minimum loan is $1,000 and the maximum amount is the lesser of (i) 50% of the vested account balance reduced by any current outstanding loan balance, or (ii) $50,000, reduced by the current outstanding loan balance. Loans must be repaid within five years, unless the funds are used to purchase a primary residence. Primary residence loans must be repaid within 15 years. Loans transferred to the Plan due to the merger of legacy plans into the Plan maintain the terms of the original loan. Interest rates on outstanding loans ranged from 3.25% to 9.50% at December 31, 2024 and 2023.

Interest paid by the participant is credited to the participant’s account. Interest income from notes receivable from participants is recorded by the trustee as earned in the investment funds in the same proportion as the original loan issuance. Repayments may not necessarily be made to the same fund from which the amounts were borrowed. Repayments are credited to the applicable funds based on the participant’s investment elections at the time of repayment.

In the event of termination, participants will have 90 days to repay the outstanding loan balance or set up recurring monthly payments before it is considered a distribution and subject to ordinary income tax in the year it is considered distributed. In addition, a 10% excise tax will generally apply if the participant is younger than age 59½ at the time the distribution occurs.

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO
NOTES TO FINANCIAL STATEMENTS

Payment of Benefits

Participants are entitled to receive distributions upon termination and may be able to take voluntary, in-service withdrawals, which include hardship withdrawals. Mandatory distributions are made in accordance with Plan provisions.
2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Some amounts in the financial statements, notes to financial statements and supplemental schedule of the Plan may not add due to rounding.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Common stock, American Depositary Receipts (ADRs) and New York Registry Shares (NY Reg Shs) are valued at the closing market price on the last business day of the year. Mutual funds are recorded at fair value based on the closing market prices obtained from national exchanges of the underlying investments of the respective fund as of the last business day of the year. Common/collective trust funds (CCTs) are stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value on the last business day of the year. The Plan generally has the ability to redeem its investments at the net asset value (NAV) at the valuation date. There are no significant restrictions, redemption terms or holding periods that would limit the ability of the Plan or the participants to transact at the NAV. The Alliance Bernstein Large Cap Growth Equity Separate Account (Separate Account) primarily holds common stock and CCTs.

See Note 4 for additional information regarding the fair value of the Plan’s investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. The net appreciation/(depreciation) in the fair value of investments consists of the realized gains or losses on the sales of investments and the net unrealized appreciation/(depreciation) of investments.

Notes Receivable from Participants

Notes receivable from participants, which are subject to various interest rates, are recorded at amortized cost.

Payment of Benefits

Benefits are recorded when paid.
3. Tax Status

The Puerto Rico Department of the Treasury has determined and informed the Plan Sponsor by letter dated February 17, 2017 that the Plan and related trust are designed in accordance with the applicable sections of the Puerto Rico Code.  The Plan has been amended since receiving the determination letter. However, the Company’s counsel believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Puerto Rico Code. Accordingly, no provision has been made for Puerto Rico income taxes in the accompanying financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Puerto Rico Department of the Treasury. The Company’s counsel has confirmed there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is generally no longer subject to income tax examinations for years prior to 2021.

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO
NOTES TO FINANCIAL STATEMENTS

4. Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There are three levels of inputs to fair value measurements - Level 1 meaning the use of quoted prices for identical instruments in active markets; Level 2 meaning the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; and Level 3 meaning the use of unobservable inputs.

See Note 2 for information regarding the methods used to determine the fair value of the Plan’s investments. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value:
	Fair Value as of December 31, 2024
(THOUSANDS OF DOLLARS)	Level 1	Level 2	Total
Pfizer Inc. common stock	$41,341	$—	$41,341
Common/collective trust funds	—	305,953	305,953
Mutual funds	15,540	—	15,540
Separate account:
Common stock	28,941	—	28,941
Common/collective trust funds	—	791	791
Other	543	—	543
Total	$86,365	$306,745	$393,110

	Fair Value as of December 31, 2023
(THOUSANDS OF DOLLARS)	Level 1	Level 2	Total
Pfizer Inc. common stock	$47,319	$—	$47,319
Common/collective trust funds	—	293,994	293,994
Mutual funds	15,786	—	15,786
Separate account:
Common stock	24,110	—	24,110
Common/collective trust funds	—	1,359	1,359
Total	$87,215	$295,353	$382,568
Amounts may not add due to rounding.
5. Related Party Transactions and Party-In-Interest Transactions

Banco Popular de Puerto Rico, the trustee of the Plan, is deemed a party-in-interest and a related party. Northern Trust manages certain Plan investments and, therefore, is deemed a party-in-interest and a related party. Fidelity, the record keeper of the Plan, manages investments in its sponsored funds and, therefore, is deemed a party-in-interest and a related party. SSGA acts as an investment manager and independent fiduciary for the Parent’s common stock and, therefore, is deemed a party-in-interest and a related party. The Plan also invests in shares of the Parent; therefore, these transactions qualify as party-in-interest transactions.
6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant shall be entitled to the full value of his or her account balance as though he or she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Company, except as otherwise permitted under ERISA.

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO
NOTES TO FINANCIAL STATEMENTS
7. Risks and Uncertainties

Investment securities, including Parent common stock, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in their fair values will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.
8. Subsequent Events

The Plan Sponsor has evaluated subsequent events from the statement of net assets available for plan benefits date through June 16, 2025, the date at which the financial statements were issued, and no events were noted which warrant adjustments to, or disclosure in, the financial statements.

9. Reconciliation of Financial Statements to Form 5500

Amounts allocated to withdrawing participants are recorded as benefits paid on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31st but not yet paid as of that date. Deemed distributions, representing withdrawing participants with outstanding loan balances for which no post-default payment activity has occurred, are not reported on Form 5500 in net assets available for plan benefits.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:
	December 31,
(THOUSANDS OF DOLLARS)	2024	2023
Net assets available for plan benefits per the financial statements	$395,838	$385,760
Amounts allocated to withdrawing participants	(7)	(20)
Deemed distributions	(504)	(477)
Net assets available for plan benefits per Form 5500	$395,327	$385,263

The following is a reconciliation of benefits paid to participants, including rollovers, per the financial statements to the Form 5500:
(THOUSANDS OF DOLLARS)	Year Ended December 31, 2024
Benefits paid to participants, including rollovers, per the financial statements	$40,952
Amounts allocated to withdrawing participants and deemed distributions at end of year	511
Amounts allocated to withdrawing participants and deemed distributions at beginning of year	(497)
Benefits paid to participants, including rollovers, per Form 5500	$40,966

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2024
(THOUSANDS OF DOLLARS)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Rate of Interest	Maturity Date	Cost**	Current Value

*	Pfizer Inc.	Common stock				$41,341

*	NTGI - Collective Government Short-Term
	Investment Fund	Collective trust fund				1,026
*	Fidelity Large Cap Growth Fund	Collective trust fund				30,327
	Boston Partners Large Cap Value Fund	Collective trust fund				10,171
	T. Rowe Price Stable Value Common Trust Fund	Collective trust fund				59,898
*	SSGA S&P 500 Index Fund	Collective trust fund				71,731
*	SSGA International Equity Index Fund	Collective trust fund				2,462
*	SSGA Small-Mid Cap Equity Index Fund	Collective trust fund				28,931
	Wellington International Equity Fund	Collective trust fund				6,526
	Jennison Small-Mid Cap Equity Fund	Collective trust fund				2,719
	Acadian International Equity Fund	Collective trust fund				6,638
*	SSGA Bond Index Fund	Collective trust fund				414
	Vanguard Institutional Target Retirement Income Fund	Collective trust fund				5,173
	Vanguard Institutional Target Retirement 2020 Fund	Collective trust fund				9,680
	Vanguard Institutional Target Retirement 2025 Fund	Collective trust fund				15,150
	Vanguard Institutional Target Retirement 2030 Fund	Collective trust fund				20,174
	Vanguard Institutional Target Retirement 2035 Fund	Collective trust fund				13,585
	Vanguard Institutional Target Retirement 2040 Fund	Collective trust fund				11,724
	Vanguard Institutional Target Retirement 2045 Fund	Collective trust fund				6,035
	Vanguard Institutional Target Retirement 2050 Fund	Collective trust fund				1,640
	Vanguard Institutional Target Retirement 2055 Fund	Collective trust fund				1,349
	Vanguard Institutional Target Retirement 2060 Fund	Collective trust fund				359
	Vanguard Institutional Target Retirement 2065 Fund	Collective trust fund				241
	Total common/collective trust funds					305,953

	T. Rowe Price Small Cap Stock Fund	Mutual fund				2,723
	SEI Diversified Bond Fund - Core	Mutual fund				11,540
	SEI Diversified Bond Fund - High Yield	Mutual fund				320
	SEI Diversified Bond Fund - Emerging Markets	Mutual fund				638
	SEI Diversified Bond Fund - Opportunities Income	Mutual fund				319
	Total mutual funds					15,540

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2024
(THOUSANDS OF DOLLARS)
(continued)
Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Rate of Interest	Maturity Date	Cost**	Current Value
Separate Account –

Alphabet Inc. - Class C	Common stock				1,653
Amazon.com Inc.	Common stock				2,693
Applied Materials Inc.	Common stock				298
Applovin Corp. - Class A	Common stock				276
Arista Networks Inc.	Common stock				621
Astera Labs Inc.	Common stock				132
Axon Enterprise Inc.	Common stock				159
Broadcom Inc.	Common stock				848
Cadence Design Sys Inc.	Common stock				279
CBOE Global Markets Inc.	Common stock				348
Celsius Holdings Inc.	Common stock				100
Chipotle Mexican Grill Inc.	Common stock				501
Copart Inc.	Common stock				595
Costco Wholesale Corp.	Common stock				914
Eli Lilly & Co.	Common stock				754
Ferrari NV	Common stock				206
Home Depot Inc.	Common stock				802
Idexx Labs Inc.	Common stock				106
Intuitive Surgical Inc.	Common stock				548
Lululemon Athletica Inc.	Common stock				404
Manhattan Associates Inc.	Common stock				233
Meta Platforms Inc. - Class A	Common stock				1,990
Mettler-Toledo International Inc.	Common stock				175
Microsoft Corp.	Common stock				2,437
Monster Beverage Corp.	Common stock				608
Motorola Solutions Inc.	Common stock				304
Netflix Inc.	Common stock				1,201
Nvidia Corp.	Common stock				2,825
On Holding AG - Class A	Common stock				185
Otis Worldwide Corp.	Common stock				335
Qualcomm Inc.	Common stock				330
Reddit Inc. - Class A	Common stock				128
SAIA Inc.	Common stock				236
Servicenow Inc.	Common stock				306
Sherwin-Williams Co. / The	Common stock				349
Shopify Inc. - Class A	Common stock				118
Synopsys Inc.	Common stock				161
Texas Instruments Inc.	Common stock				578
Tractor Supply Co.	Common stock				360
Trex Co Inc.	Common stock				199
United Rentals Inc.	Common stock				236
Unitedhealth Group Inc.	Common stock				398

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2024
(THOUSANDS OF DOLLARS)
(continued)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Rate of Interest	Maturity Date	Cost**	Current Value

	Veeva Sys Inc. - Class A	Common stock				251
	Verisk Analytics Inc.	Common stock				372
	Vertex Pharmaceuticals Inc.	Common stock				285
	Visa Inc. - Class A Shares	Common stock				1,366
	Waters Corp.	Common stock				214
	West Pharmaceutical Services Inc.	Common stock				232
	Zoetis Inc.	Common stock				290
	Total common stock					28,941

*	NTGI Collective Government Short-Term
	Investment Fund	Collective trust fund				791

	ASML Holding NV - NY Reg Shs	New York registry shares				139
	Genmab A/S - SP ADR	American depositary receipt				91
	Taiwan Semiconductor - SP ADR	American depositary receipt				313
	Total other					543

	Total separate account					30,276

	Total investments					393,110

*	Notes receivable from participants	Interest Rates: 3.25% - 9.50%				1,226
		Maturity Dates: 2025- 2036
	Total					$394,336

*	Party-in-interest as defined by ERISA
**	Cost information omitted as all investments are fully participant-directed. This information is not required by ERISA or the Department of Labor to be reported for participant-directed investments.
Amounts may not add due to rounding.
See accompanying Report of Independent Registered Public Accounting Firm.

Exhibit Index

Exhibit 23.1	-	Consent of Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO

By: /s/ Colum Lane

Colum Lane
Member, Savings Plan Committee
Date: June 16, 2025